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                                                               OMB APPROVAL
                                 UNITED STATES             OMB UMBER: 3235-0058
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.       Expires: May 31, 1998
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                                   FORM 12B-25
                                                            SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING          0-8489
                                                             CUSIP NUMBER
                                                              037599-20-6

 (Check one): ( X )  Form 10-K   (  ) Form 11-K    (  )  Form 20-F
              (   )  Form 10Q    (  ) Form N-SAR

                  For Period Ended: September 30, 1998
                  (  ) Transition Report on Form 10-K
                  (  ) Transition Report on Form 20-F
                  (  ) Transition Report on Form 11-K
                  (  ) Transition Report on Form 10-Q
                  (  ) Transition Report on Form N-SAR
                  For the Transition Period Ended: September 30, 1998
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________


PART I -- REGISTRANT INFORMATION

FRONTEER FINANCIAL HOLDINGS, LTD.
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Full Name of Registrant

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Former Name if Applicable

1700 Lincoln Street, Suite 3200
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Address of Principal Executive Officer (Street and Number)

Denver, Colorado 80203
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)


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         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
( X )    (b)    The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period

Registrant has encountered delays in completing its Annual Report on Form 10-K for the fiscal year ended September 30, 1998, because the personnel primarily responsible for preparing Registrant's Annual Report on Form 10-K were unable to complete the Annual Report on Form 10-K by December 29, 1998, because such personnel had to devote a significant amount of time in November and December 1998 in connection with a proposed business combination of the Registrant's broker/dealer subsidiary with another broker/dealer.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification:

         Gary L. Cook                         (303)               860-1700
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         (Name)                            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).   (X) Yes   ( ) No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (X) yes   ( ) no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended September 30,1998 Registrant incurred a loss from continuing operations of $6,889,588 on revenues of $27,387,304 For the fiscal year ended September 30, 1997, Registrant incurred a loss from continuing operations of $1,990,302 on revenues of $25,100,414. The primary reason for the significant change in Registrant's revenues resulted from new branch office openings. The primary reasons for the significant change in Registrant's losses from continuing operations are the increased general and administrative expenses associated with new branch openings, increased cost of computer sales and unrealized losses on investments.



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FRONTEER FINANCIAL HOLDINGS, LTD.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 1998                By:         /s/ Gary L. Cook
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                                          Gary L. Cook, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If an authorized representative (other than an executive officer) signs the statement on behalf of the registrant, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.